Form C

ADD COMMENT

Cover Page

Name of issuer:

Airthium Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 5/18/2017

Physical address of issuer:

12600 Hill Country Boulevard
Ste R130 #5246
Bee Cave, TX 78738

Website of issuer:

https://www.airthium.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

14

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,822,557.00	$5,426,773.00
Cash & Cash Equivalents:	$677,715.00	$2,130,040.00
Accounts Receivable:	$21,069.00	$0.00
Current Liabilities:	$934,580.00	$829,839.00
Non-Current Liabilities:	$8,941,481.00	$9,266,749.00
Revenues/Sales:	$1,519,556.00	$1,232,953.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,603,653.00)	($1,452,577.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Airthium Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Franck Lahaye	COO	Airthium Inc.	2017
Andrei Klochko	CEO	Airthium	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Franck Lahaye	COO	2017
Andrei Klochko	Secretary, Treasurer, President, CEO, CFO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Andrei Klochko	50%+
Franck Lahaye	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Investors may have no voting rights, limited information rights, and only beneficial ownership through a custodian or nominee structure.
Investors may not have voting rights with respect to the SAFEs or securities issued upon conversion. A lead, nominee, custodian, or other third party may have authority to act on investors' behalf, including exercising voting rights, executing transaction documents, consenting to corporate events, or taking other actions relating to the securities.
Investors may hold only beneficial ownership rather than legal title to the securities. The custodian or nominee structure may limit investors' ability to transfer securities, exercise rights directly, or take actions that might otherwise be available to direct holders.
Investors may not be entitled to inspection or information rights other than those required by law. Other security holders may have contractual rights to receive financial statements, budgets, updates, or other information that investors in this offering do not receive.

Existing investor consent, information, and approval rights may limit the Consolidated Company's flexibility.
In connection with prior financings, the Company and/or Subsidiary have entered into agreements granting certain existing investors approval, consent, information, or other rights. These rights may apply to specified corporate actions such as incurring debt above thresholds, issuing additional SAFEs or convertible securities, changing business activities, approving annual budgets, amending organizational documents, transferring intellectual property, or engaging in other significant transactions.
These rights could delay, limit, or prevent financing opportunities, operational decisions, strategic transactions, intellectual-property arrangements, or commercial actions that management believes are beneficial to the Consolidated Company or future investors. Existing investors with such rights may have interests that differ from those of investors in this offering.
If required consents are not obtained, the Consolidated Company may be unable to complete desired transactions or may need to negotiate waivers or amendments on unfavorable terms.

Securities issued upon conversion may have rights materially different from those issued to new investors and may be diluted.
If the SAFEs convert, the resulting equity securities may be materially different from the securities issued to new investors in the financing that triggers conversion. Differences may include liquidation preferences, dividend rights, anti-dilution protections, voting rights, information rights, transfer restrictions, or other rights, preferences, and privileges.
The rights, preferences, and protections of conversion securities may be based on the SAFE's conversion terms and may not match the rights, preferences, or economics of the securities purchased by new investors. Investors should review the full SAFE agreement rather than relying on summary descriptions.
Any equity securities issued upon conversion will also be subject to future dilution from additional equity issuances, convertible securities, employee equity grants, option plans, preferred stock, strategic financings, or other issuances. Such dilution may be substantial and unpredictable.

The Consolidated Company's intellectual property strategy may not adequately protect its technology.
The Consolidated Company's success may depend in part on patents, trade secrets, know-how, proprietary manufacturing methods, software, controls, designs, processes, and other intellectual property. Complex industrial systems may be difficult to protect fully through intellectual property rights, and patent protection may not be available for all material aspects of the technology.
The Consolidated Company may fail to obtain patent protection for key inventions, may obtain patents with insufficient scope, or may be unable to maintain or enforce its rights in important jurisdictions. Competitors may independently develop similar technology, design around patents, challenge patent validity, reverse engineer portions of systems, or obtain access to proprietary information through employees, suppliers, contractors, customers, or partners.
The Consolidated Company also relies on confidentiality, invention-assignment, non-disclosure, and similar agreements to protect trade secrets and proprietary information. These agreements may be breached, may not provide adequate remedies, or may be limited by applicable law. Failure to protect intellectual property could reduce the Consolidated Company's competitive position and business prospects.

The Consolidated Company operates in competitive and rapidly evolving markets and may be displaced by competing technologies.
The Consolidated Company operates in industrial energy and decarbonization markets that are competitive and rapidly evolving. Competing solutions may include other industrial heat pumps, mechanical vapor recompression, electric boilers, resistive heating, hydrogen-based heating, biomass, geothermal systems, thermal storage, cogeneration, carbon capture, improved combustion technologies, and future technologies not yet commercially available.

technologies, and future technologies not yet commercially available.
Competitors may have substantially greater financial, technical, manufacturing, marketing, regulatory, operational, customer-service, or project-financing resources than the Consolidated Company. Competing technologies may prove more efficient, less expensive, easier to install, easier to finance, more reliable, more familiar to customers, or better suited to specific industrial processes.
The Consolidated Company will need to continue improving cost, performance, reliability, integration, and customer fit to remain competitive. If competing technologies achieve superior economics, reliability, adoption, or financing availability, the Consolidated Company's products may fail to gain market acceptance.

Reliability problems, warranty claims, service failures, or negative publicity could damage the Consolidated Company's reputation and business prospects.
Industrial customers place substantial importance on reliability, uptime, safety, operating life, and predictable maintenance. The Consolidated Company's products may experience failures, defects, underperformance, excessive maintenance requirements, shortened operating life, leaks, vibration, fatigue, corrosion, fouling, control failures, software errors, heat-transfer problems, installation errors, or third-party equipment failures.
Even isolated reliability incidents may damage customer confidence, delay commercial adoption, increase warranty and service costs, impair financing availability, and harm the Consolidated Company's reputation. Industrial infrastructure customers and financiers may require years of operating history before accepting a novel technology as reliable enough for broader deployment.
Warranty claims, uptime disputes, customer complaints, negative technical reports, or adverse publicity, whether accurate or not, could materially harm the Consolidated Company's business, financial condition, and ability to raise capital or sell products.

Management has broad discretion over the use of offering proceeds.
The Company's stated use of proceeds reflects management's current expectations, but management may have significant discretion in applying net proceeds from this offering. Investors may not have the opportunity to evaluate in advance whether proceeds are being used appropriately or effectively.
The Company may reallocate proceeds among research and development, personnel, facilities, working capital, debt obligations, professional fees, offering expenses, supplier payments, pilot work, or other corporate purposes as circumstances change. If management does not apply proceeds effectively, or if offering expenses materially reduce funds available for operations, the Consolidated Company's business and prospects could be materially harmed.

Offering mechanics may affect investors' ability to invest and the timing or treatment of their investment.
The Company may have the right to limit individual investment commitments based on its determination of investor sophistication or other offering considerations. As a result, an investor's desired investment amount may be reduced or rejected, and other investors may receive different allocations.
The Company may extend the offering deadline, end the offering early, or conduct multiple closings or rolling closings if applicable conditions are met. These mechanics may affect whether an investor can participate, when funds are released to the Company, when securities are issued, and what cancellation or reconfirmation rights apply to a particular investment commitment.
If an intermediate closing occurs and a material change occurs later while the offering remains open, investors whose commitments previously closed may not have the same reconfirmation rights as investors whose commitments have not yet closed.

The securities are illiquid, subject to transfer restrictions, and have no established market.
he SAFEs offered in this offering will be highly illiquid. There is no public market for the SAFEs, and no public market is expected to develop. The SAFEs and any securities issued upon conversion have not been registered under federal or state securities laws and will be subject to significant transfer restrictions, including restrictions under Regulation CF and applicable state or foreign securities laws.
Investors should be prepared to hold the securities for an indefinite period. Limitations on transfer may reduce or eliminate the price investors could obtain in any private resale, and any permitted resale may require compliance with federal, state, contractual, custodian, nominee, or other transfer requirements.
If an investor is able to sell the securities, there is no assurance that the investor will be able to sell them at a price equal to or greater than the purchase price.

The SAFEs may never convert, and investors may never become equity holders.
Investors in this offering are purchasing SAFEs, not shares of common stock or preferred stock. Investors will not become equity holders unless and until the securities convert under their terms, and conversion may never occur.
The Company may never complete a future equity financing that triggers conversion, may not elect to convert the securities if conversion is discretionary under the SAFE, and may never undergo a liquidity event such as a sale, change of control, initial public offering, dissolution, or bankruptcy. If neither conversion nor a liquidity event occurs, investors may hold the SAFEs indefinitely.
Unlike debt instruments, the SAFEs may not include default provisions allowing investors to demand repayment. Investors may have no ownership claim to the Company's assets, revenues, profits, or governance rights while holding the SAFEs, except as expressly provided in the SAFE and applicable law.

There is no assurance investors will receive any return, and the offering price may not reflect the value of the securities.
An investment in the securities involves a high degree of risk and may result in the loss of all or part of an investor's investment. The Company has not established the offering price through a public or competitive market, and the offering price should not be considered an indication of the actual value of the securities.
The securities may not be resalable at the offering price or at any other price. The value of any investment will depend on uncertain future events, including technical success, commercialization, financing, customer adoption, conversion, liquidity events, and the rights of other security holders.
The Company has never paid cash dividends and does not expect to pay dividends in the foreseeable future. Any return is likely to depend on conversion and a future liquidity event, neither of which is assured.

Macroeconomic, geopolitical, health, supply-chain, and force-majeure events could materially harm the Consolidated Company.
Macroeconomic conditions, recessions, inflation, interest rates, credit-market tightening, energy shocks, geopolitical conflicts, sanctions, pandemics, labor disruptions, natural disasters, fires, floods, storms, power losses, telecommunications failures, cyber events, terrorism, supply-chain shortages, and other events outside the Consolidated Company's control could materially harm its business. Such events may reduce customer capital spending, delay industrial projects, impair financing availability, increase component and raw-material costs, extend lead times, disrupt suppliers or contractors, interrupt research and development, affect key personnel, or delay customer deployments. Because the Consolidated Company is a development-stage hardware company with limited resources, it may have less ability than larger companies to absorb such disruptions.
The duration, severity, and consequences of these events are difficult to predict, and the Consolidated Company may not maintain insurance or contingency resources sufficient to offset related losses.

In a dissolution, bankruptcy, or liquidity event, investors may receive little or nothing.
If the Company dissolves, becomes bankrupt, sells substantially all of its assets, or experiences another liquidity event, investors may receive little or no return. Holders of SAFEs that have not converted may be entitled only to distributions described in the securities, and only to the extent the Company has available assets or cash.
Creditors, secured lenders, government funding counterparties, employees, tax authorities, landlords, suppliers, and holders of senior or preferred securities may have claims or preferences ahead of investors in this offering. Even if the SAFE provides a mechanism for return of the purchase amount upon certain events, the Company may not have sufficient liquid assets to satisfy that obligation.
No holder of the securities can be guaranteed any proceeds in the event of dissolution, bankruptcy, or a liquidity event.

The SEC has not approved this offering, and the securities are not registered.
The U.S. Securities and Exchange Commission has not approved, endorsed, or passed upon the merits of the securities, the terms of this offering, or the accuracy or completeness of the Form C or related offering materials. Investors should not treat the availability of the Form C on EDGAR as an approval or guarantee of compliance.
Neither the offering nor the securities have been registered under federal or state securities laws. Investors will not receive the protections associated with registered offerings and must assess the adequacy of the disclosure and fairness of the offering terms based on the Form C and accompanying exhibits.

Prior securities offerings or testing-the-waters communications could create securities-law risk if they did not comply with applicable requirements.
The Company has conducted prior securities offerings and may have engaged in testing-the-waters or reservation campaign communications in connection with this offering. Securities laws are complex, and if a court or regulator concluded that the Company failed to comply with applicable federal or state securities laws, the Company could face rescission claims, investor claims, enforcement actions, fines, penalties, required disclosures, or restrictions on future securities offerings.
If rescission rights were required and investors exercised them, the Company might have to repay prior investors amounts paid for securities, potentially with interest. The Company may not have sufficient funds to satisfy such obligations, and proceeds from this offering could be diverted from operating uses to address such claims or liabilities.
Testing-the-waters communications are deemed offers for purposes of the antifraud provisions of federal securities laws. Investors who expressed interest before the Form C should rely only on the Form C and its exhibits, not on prior communications.

Additional risks not currently known or considered material may also adversely affect the Consolidated Company.
The risks described in this Form C are not the only risks the Consolidated Company faces. Additional risks and uncertainties not currently known, or that are currently considered immaterial, may also impair the Consolidated Company's business, financial condition, operating results, prospects, and ability to continue as a going concern.

Future financings may substantially dilute investors or grant new investors superior rights.
The Consolidated Company expects to require multiple future financing rounds. Future financings may involve equity, convertible securities, preferred stock, debt, project financing, strategic financing, or other instruments on terms that are more favorable than those offered to investors in this offering.
Future equity or convertible securities may dilute the ownership and economic interests of existing security holders and investors whose securities convert in the future. New investors may receive liquidation preferences, anti-dilution protections, information rights, approval rights, board rights, commercial rights, security interests, or other rights that are senior to or more favorable than the rights of investors in this offering.
The amount, timing, and terms of additional financing are uncertain. If future financing is obtained at a lower valuation, on highly dilutive terms, or with significant preferences, the value of the securities offered in this offering may be materially reduced.

Contractual consent rights may limit the amount of SAFEs the Company can issue in this offering.
Certain existing investors have contractual consent rights relating to the issuance of SAFEs and certain other convertible securities. The Company has obtained written consents permitting the issuance of SAFEs with aggregate purchase amounts of up to a specified amount, subject to conditions. Absent additional consents, waivers, or amendments, the Company may be contractually restricted from issuing SAFEs above that amount.
As a result, investors should not assume that the Company will be able to accept subscriptions up to the maximum offering amount disclosed in the offering materials. The Company may reject subscriptions, close the offering early, limit the aggregate amount of SAFEs issued, or seek additional consents that may not be granted.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other

may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Cross-border operations expose the Consolidated Company to currency, tax, labor, regulatory, and international operating risks.

Because the Company issues securities in the United States while a substantial portion of expenses, payroll, leases, facilities, and operations are denominated in euros through the Subsidiary, the Consolidated Company is exposed to fluctuations between the U.S. dollar and the euro. Exchange-rate volatility may affect operating expenses, cash requirements, reported financial results, intercompany transactions, future pricing, and the value of offering proceeds.

The Consolidated Company is also exposed to international operating risks, including changes in tax laws, transfer-pricing rules, labor laws, employment regulations, social charges, import/export controls, customs duties, sanctions, political or economic instability, cross-border disputes, differing accounting standards, shipping delays, compliance burdens, and reduced protection of intellectual property in certain jurisdictions.

Managing operations across the United States, France, and future markets may increase administrative complexity and costs. The Consolidated Company may not maintain hedging arrangements or other protections against foreign exchange risk, and any such arrangements may be expensive, ineffective, or unavailable.

Government funding received by the Subsidiary may impose milestone, compliance, and repayment obligations.

The Subsidiary has received, and may continue to receive, French government or public-agency support, including grants, loans, and repayable advances. These arrangements may impose milestone requirements, reporting obligations, audit rights, restrictions on project modifications, restrictions relating to transfers of project results or intellectual property, notice obligations, change-of-control requirements, and repayment obligations.

If the Subsidiary fails to satisfy project milestones, modifies a project without authorization, breaches contractual obligations, transfers project results without approval, experiences specified corporate transactions, or otherwise triggers repayment or termination provisions, funding may be suspended or terminated and amounts previously disbursed may become repayable.

Repayment obligations or loss of expected public funding could reduce liquidity, delay development, impair hiring or procurement plans, and adversely affect the Consolidated Company's financial condition.

Projections, cost estimates, technical assumptions, and market assumptions may prove materially inaccurate.

Any projections, estimates, forecasts, or assumptions in the offering materials are forward-looking and may prove materially inaccurate. The Consolidated Company's assumptions about development timelines, manufacturing costs, system efficiency, reliability, operating costs, maintenance intervals, product lifespan, customer demand, financing requirements, commercial adoption, unit economics, and market size are based on limited data and may not be validated at commercial scale.

Because the Consolidated Company has not commercialized its principal hardware product, it lacks the operating history needed to predict many technical, manufacturing, cost, regulatory, customer, and financial variables with confidence. Actual results may differ materially from management's assumptions because of technical failures, competition, higher costs, delayed financing, customer resistance, regulatory issues, supply-chain problems, or other risks described in this Form C.

Investors should not rely on projections as a guarantee of future performance. If actual results differ from assumptions, the Consolidated Company's business, financial condition, prospects, and ability to continue as a going concern could be materially harmed.

The Consolidated Company may change its strategy, product scope, or business model, and any such changes may fail.

As a development-stage company, the Consolidated Company may modify its strategy, product roadmap, customer focus, commercialization model, financing model, or service offering as technical results, customer feedback, market conditions, financing availability, and policy conditions evolve.

New or modified products, services, markets, or business models may require significant time and resources, may not meet initial timetables, may not achieve cost or profitability targets, and may not gain market acceptance. Strategic changes may also create new regulatory, financing, operational, partnership, intellectual-property, or customer risks.

If the Consolidated Company invests significant resources in a strategy or product path that does not succeed, it may lose time and capital that it cannot replace.

The Consolidated Company may never complete development of a commercially viable product.

Substantial development work remains before the Consolidated Company can offer a commercial product for widespread deployment. Additional research, engineering, testing, validation, certification, industrialization, manufacturing preparation, pilot deployment, field-service planning, and customer integration work may be required for several years, and timing estimates are inherently uncertain.

The Consolidated Company may not complete these activities on schedule, within budget, or at all. Delays may result from technical failures, redesigns, supply-chain issues, financing constraints, testing setbacks, certification requirements, permitting delays, customer integration challenges, equipment failures, staffing limits, or other unforeseen factors.

The Consolidated Company may ultimately determine that its products are not technically feasible, manufacturable at acceptable cost, reliable enough for industrial customers, or commercially attractive. Investors should not expect near-term revenues, liquidity events, or profitability.

Existing debt, loans, and repayment obligations may reduce liquidity and increase the risk of default.

The Consolidated Company has existing financing obligations, including loans, repayable advances, and founder-related loans described in the offering materials and financial statements. These obligations may require cash payments before the Consolidated Company achieves meaningful product revenue or positive cash flow.

Debt or similar obligations may contain repayment schedules, covenants, security interests, guarantees, or other restrictions that reduce operating flexibility. If the Consolidated Company defaults on loan or repayment obligations, creditors or funding counterparties may seek remedies that could impair operations, restrict assets, increase costs, or force a restructuring or insolvency proceeding.

Future borrowing may also impose additional covenants, security interests, repayment obligations, or restrictions on financing,

operations, intellectual property, or strategic transactions. Servicing debt could divert funds from research and development, hiring, pilot projects, manufacturing preparation, and commercialization.

The Consolidated Company's business is highly capital intensive and will require substantial additional financing.
Developing, testing, industrializing, manufacturing, installing, and servicing industrial heat pumps is highly capital intensive. The Consolidated Company expects to require substantial additional capital to continue operations and execute its business plan, including funding research and development, prototypes, pilot projects, certification, personnel, working capital, manufacturing equipment, inventory, customer deployments, and service operations.
The proceeds from this offering, even if the offering is successful, may not be sufficient to sustain the Consolidated Company's business plan or reach commercial deployment. The Consolidated Company expects to depend on external financing before achieving key technical milestones, before beginning commercial deployments, and potentially after commercial deployments begin.
If capital markets deteriorate, investor appetite decreases, macroeconomic conditions worsen, technical milestones are delayed, or the Consolidated Company otherwise fails to raise capital when needed, it may have to delay development, reduce operations, terminate employees, abandon development efforts, sell assets, accept unfavorable strategic transactions, restructure operations, or cease operations entirely.

The Consolidated Company may be unable to manufacture or assemble its systems economically, reliably, or at scale.
The Consolidated Company has not established full commercial manufacturing operations. Scaling from prototypes or pilot systems to commercial industrial heat pump manufacturing may be difficult, expensive, and slow. The Consolidated Company may encounter challenges relating to manufacturing tolerances, fabrication complexity, welding, pressure-equipment compliance, quality control, tooling, test infrastructure, logistics, inventory, production scheduling, and cost control.
The Consolidated Company may discover that manufacturing costs are substantially higher than expected or that systems cannot be produced at sufficient scale, quality, reliability, or cost to support commercial adoption. Defects, bottlenecks, rework, component failures, supplier quality issues, production delays, or cost overruns could delay commercialization and impair product performance.
Because industrial heat pump systems are expected to be expensive, customized industrial equipment, even small errors in cost assumptions, production yield, quality control, or installation requirements could materially affect customer economics and the Consolidated Company's ability to compete.

Industrial integration projects and pilot deployments may fail for reasons outside the Consolidated Company's control.
Industrial heat pump installations are customized infrastructure projects that may need to integrate with existing steam systems, industrial processes, heating and cooling networks, control systems, gas-fired boilers, electrical systems, utility interconnections, and operating procedures. Even projects that appear technically and economically attractive may be delayed, downsized, cancelled, or abandoned.
Potential deployment sites may face constraints relating to floor space, heat-source availability, steam network integration, process compatibility, operating modes, downtime, safety reviews, permitting, construction, operator acceptance, software integration, customer financing, and coordination among owners, operators, OEMs, engineering firms, utilities, contractors, and regulators.
Pilot projects may not demonstrate sufficient reliability, efficiency, uptime, safety, operating cost, customer economics, or ease of integration to support commercial adoption. Failure of one or more pilots or early deployments could materially harm customer confidence, investor confidence, and the Consolidated Company's ability to raise capital or close future sales.

The Consolidated Company may face long sales cycles and uncertain customer adoption.
Industrial heat pump sales may require approval from multiple stakeholders, including plant owners, plant operators, energy managers, equipment manufacturers, engineering firms, utilities, financiers, insurers, regulators, and site safety personnel. Convincing these parties may require substantial time, technical diligence, financial analysis, and negotiation.
Customers may determine that integration complexity, operational risk, downtime risk, capital cost, payback period, energy price uncertainty, or financing requirements outweigh potential benefits. Customers may also delay capital projects during economic downturns or because they prioritize other decarbonization, efficiency, or operational investments.
The market for high-temperature industrial heat pumps remains developing. The Consolidated Company cannot assure investors that enough customers will be willing to buy, lease, finance, host, or operate its products on terms that support a viable business.

The Consolidated Company may depend on strategic partners and commercial counterparties that may not perform or may not agree to work with it.
The Consolidated Company's commercialization strategy may require relationships with industrial companies, boiler manufacturers, OEMs, engineering firms, utilities, installers, distributors, energy service providers, project developers, financiers, research laboratories, or other partners. The Consolidated Company may seek to integrate its systems with existing gas-fired boilers or other industrial heating infrastructure, which may require substantial technical cooperation and commercial alignment.
Potential partners may decline to work with the Consolidated Company, terminate relationships, prioritize competing technologies, impose unfavorable terms, fail to perform obligations, restrict market access, or experience financial, operational, or regulatory difficulties. In some markets or industries, there may be only a limited number of viable partners.
Failure to establish or maintain effective partnerships could materially delay or prevent commercialization, increase costs, reduce product quality, limit customer access, or impair service and maintenance capability.

A heat-as-a-service model could create additional financing, operational, and balance-sheet risks.
The Consolidated Company may consider a heat-as-a-service model under which it retains ownership of heat pump systems, buys electricity, operates or arranges operation of systems, and sells heat to customers rather than selling equipment outright. This model could require substantially more capital than direct equipment sales because the Consolidated Company may need to finance equipment, installation, electricity procurement, maintenance, insurance, working capital, and long-term performance obligations before recovering revenue.

revenue.

Heat-as-a-service projects may depend on project financing, creditworthy customers, energy-market hedging, site access, long-term contracts, performance guarantees, metering, billing, maintenance obligations, and operational uptime. If the Consolidated Company cannot obtain project financing, price electricity advantageously, manage operational risk, or enforce customer contracts, the model may not be viable.

Retaining ownership of deployed equipment could also expose the Consolidated Company to asset impairment, customer default, residual-value risk, insurance risk, performance penalties, and liquidity constraints. These risks could be greater than under a direct sale model.

Insurance may be unavailable, expensive, or insufficient to cover the Consolidated Company's risks.

The Consolidated Company's insurance coverage may be unavailable, prohibitively expensive, subject to exclusions, or insufficient to cover losses associated with industrial accidents, product liability claims, environmental incidents, cyber incidents, natural disasters, business interruption, customer disputes, or catastrophic failures.

As the Consolidated Company moves from research and development toward pilot projects, field deployments, manufacturing, installation, and service obligations, its insurance needs and costs may increase materially. Certain risks associated with novel industrial hardware and high-temperature systems may be difficult or impossible to insure economically.

If uninsured or underinsured losses occur, the Consolidated Company may have to pay claims, defense costs, repair costs, customer damages, regulatory penalties, or remediation costs from limited cash resources, which could materially harm its business or force it to cease operations.

Government policy, carbon pricing, subsidies, and decarbonization incentives may change or be eliminated.

Market adoption of industrial decarbonization technologies, including high-temperature heat pumps, may depend in part on government policies intended to reduce greenhouse gas emissions. These policies may include carbon taxes, emissions regulations, industrial decarbonization mandates, energy-efficiency programs, tax credits, subsidies, grants, preferential financing programs, and other public incentives.

Such policies are uncertain and subject to political, economic, budgetary, and regulatory change. Governments may reduce, eliminate, delay, fail to renew, or decline to implement favorable policies or incentives. Changes in energy policy, industrial policy, environmental regulation, utility regulation, or carbon pricing could reduce demand for the Consolidated Company's products or adversely affect its business model.

If the Consolidated Company's technology cannot compete economically without favorable policy support or energy-market conditions, its business prospects could be materially harmed.

Regulatory, permitting, certification, and standards requirements may delay or prevent commercialization.

The Consolidated Company's products and operations may be subject to numerous laws, regulations, standards, certifications, and permitting requirements in multiple jurisdictions. These may include requirements relating to pressure equipment, industrial machinery, workplace safety, environmental protection, hazardous materials, emissions, electrical systems, building codes, industrial installations, product certifications, transportation of industrial equipment, export controls, data privacy, and cybersecurity.

Compliance may require substantial expenditures, engineering changes, testing, documentation, certification activities, operational modifications, inspections, audits, and delays. Regulatory requirements may change unexpectedly and may differ by country, region, industrial sector, site, and customer application.

Failure to obtain or maintain required approvals, certifications, permits, or compliance procedures could result in fines, penalties, shutdowns, product recalls, loss of certifications, litigation, customer cancellations, deployment delays, or restrictions on operations.

The Consolidated Company may fail to manage growth or build adequate operating, financial, and management controls.

If the Consolidated Company raises additional capital, begins pilots, expands manufacturing preparation, or moves toward commercialization, it may need to hire, train, and manage additional employees, contractors, suppliers, and partners. Growth may place significant strain on management, administrative, operational, technical, safety, compliance, and financial infrastructure.

Additional headcount, facilities, equipment, inventory, and customer commitments may increase the Consolidated Company's cost base, making it harder to reduce expenses quickly if revenue, financing, or technical milestones fall short. Poor hiring, inadequate training, weak management processes, or failure to integrate new personnel could impair execution.

As a development-stage private company, the Company may not have internal controls, disclosure controls, financial systems, or compliance procedures comparable to larger public companies. Material weaknesses, control deficiencies, or inadequate reporting systems could lead to errors, compliance failures, poor capital allocation, or loss of investor confidence.

The Company has not authorized any preferred stock, and the SAFE held by the SPV may never convert into equity of the Company.

Investors in this Offering will not invest directly in Airthium Inc. or directly purchase a SAFE from Airthium Inc. Instead, investors will purchase interests in one or more special purpose vehicles, or SPVs, that will serve as co-issuers in this Offering. The SPV will use the proceeds of this Offering to purchase a SAFE issued by Airthium Inc. Investors' interests in the SPV will be held in book entry form and reflected in the books and records of the SPV and on each investor's Portfolio page on the Wefunder platform.

The SAFE to be purchased by the SPV is not capital stock of Airthium Inc. As of the date of this Form C, Airthium Inc. has not authorized any class or series of preferred stock into which the SAFE is expected to convert. There can be no assurance that Airthium Inc. will ever amend its governing documents, obtain any required board, stockholder, regulatory, or other approvals, or otherwise take the actions necessary to authorize or designate preferred stock. There also can be no assurance that Airthium Inc. will ever consummate a future equity financing or other transaction that would cause the SAFE held by the SPV to convert in accordance with its terms.

As a result, investors should not assume that the SAFE held by the SPV will ever convert into equity securities of Airthium Inc. Unless and until the SAFE converts, the SPV will not hold shares of Airthium Inc. capital stock, and investors will not have any direct or indirect ownership of Airthium Inc. capital stock through the SPV. Investors will hold only interests in the SPV and will not have the rights of Airthium Inc. stockholders, including voting rights, dividend rights, liquidation preferences, inspection rights, or other rights associated

with ownership of Airthium Inc. capital stock, except to the limited extent expressly provided in the SPV's governing documents, the SAFE, this Form C, or applicable law.

If the SAFE held by the SPV never converts, the SPV may never receive any equity interest in Airthium Inc., and investors may never receive any economic exposure to Airthium Inc. equity through the SPV. In that case, investors could lose all or substantially all of their investment

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The Consolidated Company has a limited operating history and investors have limited information on which to evaluate its prospects.

The Consolidated Company is a development-stage deep-tech industrial hardware company focused on developing high-temperature industrial heat pumps for industrial process heat applications. Although the Subsidiary was founded in 2016 and the Company was formed in 2017, the Consolidated Company has not commercialized its principal hardware product and remains primarily in research and development.

Because the Consolidated Company has limited operating history as a commercial hardware business, investors have limited historical information on which to evaluate its business model, management, technology, assumptions, costs, customer demand, or future prospects. The Consolidated Company may not successfully implement its business plan, achieve its stated business objectives, or generate meaningful revenue from industrial heat pump products.

The Consolidated Company may face intellectual property claims or freedom-to-operate limitations.

The Consolidated Company may be accused of infringing, misappropriating, or otherwise violating third-party intellectual property rights. Intellectual property positions in industrial energy, heat pumps, thermal systems, controls, and related manufacturing methods may be uncertain, and competitors, suppliers, customers, universities, or other parties may assert claims with or without merit.

Intellectual property disputes can be expensive, uncertain, geographically complex, and time-consuming. They may require management attention, delay product development or customer deployments, restrict sales, require redesigns, impose licensing costs, result in damages or injunctions, or cause loss of proprietary rights.

Even if the Consolidated Company believes it has freedom to operate, future patents, unpublished applications, foreign rights, trade-secret claims, contractual restrictions, or dominant intellectual property positions held by others could materially impair commercialization.

Cybersecurity threats, software defects, data loss, or control-system failures could harm the Consolidated Company.

The Consolidated Company stores and uses confidential information, including intellectual property, proprietary business information, employee information, supplier information, customer information, and potentially customer energy-use or operational data. The secure processing, maintenance, and transmission of this information is important to the Consolidated Company's operations and business strategy.

Cybersecurity threats, malware, phishing, unauthorized access, employee error, vendor failures, software bugs, hardware failures, power disruptions, natural disasters, or other incidents could compromise systems or data. If the Consolidated Company's products or future deployments include networked controls, remote monitoring, operational data collection, or software integration with customer systems, cybersecurity incidents or software defects could also disrupt industrial operations or create safety, contractual, or liability risks.

Any breach, loss, theft, disclosure, corruption, or operational disruption could result in legal claims, regulatory obligations, remediation costs, loss of intellectual property, business interruption, reputational harm, or loss of customer confidence. Privacy and cybersecurity laws may also change and may impose additional compliance costs.

The Consolidated Company has incurred losses and may never achieve profitability, even if it commercializes its technology.

The Consolidated Company has incurred significant operating losses and expects to continue incurring substantial losses for the foreseeable future. It will need to continue funding research and development, personnel, facilities, equipment, components, prototypes, pilot systems, certification, manufacturing preparation, and commercialization activities before its products can generate substantial revenue, if they do so at all.

Even if the Consolidated Company successfully commercializes its heat pump technology, it may never become profitable. Manufacturing costs, installation costs, maintenance costs, commissioning costs, warranty costs, insurance costs, customer acquisition costs, financing costs, field-service costs, and scaling costs may materially reduce or eliminate margins.

Industrial customers may also demand pricing, warranties, uptime commitments, financing terms, customization, or engineering support that makes the business model less profitable than expected. Product defects, recalls, field failures, underperforming systems, product liability claims, or customer disputes could further increase costs and prevent profitability.

The Consolidated Company's novel high-temperature industrial heat pump technology may not work safely, reliably, or economically at commercial scale.

The Consolidated Company is developing a novel high-temperature industrial heat pump system that has not yet been commercially deployed at scale. The technology involves complex thermodynamics, high-temperature operation, pressurized systems, rotating machinery, heat exchangers, thermal fluids, power systems, software controls, and integration with industrial process heat infrastructure.

The Consolidated Company may encounter engineering, thermodynamic, materials, manufacturing, controls, sealing, fatigue, corrosion, vibration, thermal expansion, integration, reliability, or safety problems that prevent its systems from operating economically, reliably, safely, or continuously. Assumptions about efficiency, durability, heat transfer, pressure losses, maintenance intervals, fluid stability, component life, or operating cost may prove materially inaccurate.

Even if prototypes or pilots perform as intended under limited conditions, the Consolidated Company may fail to replicate those results at industrial scale or under real-world operating conditions. Technical failures, design flaws, integration failures, material limitations, reliability issues, safety incidents, or operational inefficiencies could delay or prevent commercialization.

The Consolidated Company depends on suppliers and contractors that may be difficult or impossible to replace.

The Consolidated Company's systems require components, materials, machinery, controls, heat exchangers, pressure equipment,

sensors, power electronics, industrial fabrication, software, installation services, and other specialized goods and services supplied by third parties. Certain components or capabilities may be available from only a limited number of suppliers because of technical complexity, intellectual property restrictions, certifications, proprietary know-how, or limited industrial capacity.

Suppliers or contractors may increase prices, reduce capacity, fail quality requirements, discontinue products, delay deliveries, experience financial distress, refuse to do business with the Consolidated Company, prioritize larger customers, suffer natural disasters or cyber incidents, or become subject to export controls, sanctions, tariffs, or trade disruptions.

Alternative suppliers may not exist or may require substantial redesign, testing, qualification, certification, or additional expense. Any disruption involving a critical supplier or contractor could materially delay development, increase costs, impair product performance, prevent customer deployments, or prevent commercialization.

Installation, commissioning, and field-service requirements may be more difficult and costly than expected.

Industrial heat pump deployments may require site engineering, construction work, industrial integration, installation, commissioning, testing, operator training, maintenance, and ongoing field support. The Consolidated Company may not have sufficient experience, personnel, partners, procedures, or service infrastructure to perform these activities reliably or economically.

Installation or commissioning failures, construction delays, site-access constraints, contractor errors, customer downtime concerns, control-system problems, utility interconnection delays, or unexpected operating conditions may delay revenue recognition, increase costs, damage customer relationships, and impair future sales.

If the Consolidated Company cannot develop a reliable service and maintenance model, industrial customers may refuse to adopt its products or may demand warranties, uptime commitments, service levels, or contractual protections that the Consolidated Company cannot support economically.

The Consolidated Company's products and operations may expose it to significant safety, environmental, and product-liability risks.

Industrial thermal systems involve significant operational risks, including risks associated with high temperatures, pressurized systems, steam systems, electrical systems, rotating equipment, thermal fluids, industrial controls, installation work, maintenance activities, and industrial site operations.

Failures involving piping, seals, heat exchangers, welds, valves, fittings, rotating machinery, electrical systems, thermal-fluid circuits, control software, or integration with customer systems could result in leaks, fires, explosions, environmental contamination, equipment damage, industrial shutdowns, personal injury, or loss of life.

The Consolidated Company may be exposed to liability arising from design defects, manufacturing defects, installation errors, operator mistakes, maintenance failures, supplier defects, integration failures, customer misuse, cybersecurity failures affecting controls, or unforeseen operating conditions. Even if the Consolidated Company follows industry practices and uses trained personnel, accidents or catastrophic failures may occur.

Any safety incident could result in litigation, regulatory enforcement, product recalls, warranty claims, reputational harm, loss of customers, increased insurance costs, substantial financial liability, or insolvency.

The economic attractiveness of the Consolidated Company's products depends on energy prices and market conditions outside its control.

The commercial case for high-temperature industrial heat pumps depends significantly on the relationship between electricity prices and competing fuel prices, particularly natural gas prices. If electricity prices are high relative to natural gas prices, customers may determine that operating a heat pump is uneconomical compared to conventional fossil-fuel heating or resistive electric heating.

Energy prices are volatile and affected by commodity markets, geopolitical events, weather, utility pricing structures, electricity market design, grid constraints, renewable generation, fuel supply disruptions, taxes, tariffs, and macroeconomic conditions. Energy price changes can occur during the long period between initial customer interest and final project approval, causing otherwise attractive projects to be delayed or cancelled.

If electricity-to-gas price ratios, carbon prices, customer capital costs, or other market conditions are unfavorable for extended periods, demand for the Consolidated Company's products and services could be materially reduced.

Strategic commercial rights granted to an existing investor may limit future commercialization, financing, production, and sale opportunities.

The Company is party to a strategic commercial agreement with an existing investor that grants preferential rights relating to project financing opportunities, commercialization activities, production allocation, pricing or machine-purchase terms, and certain change-of-control transactions. These rights may limit the Consolidated Company's flexibility in pursuing alternative financing sources, commercial partners, manufacturing allocation decisions, project-financing structures, or acquisition opportunities.

Such rights could discourage potential counterparties, delay strategic transactions, create operational dependence on a limited number of counterparties, or require the Consolidated Company to structure transactions differently than it otherwise would. The interests of the strategic counterparty may not always align with the interests of the Company, the Subsidiary, or investors in this offering.

The Consolidated Company depends on a small management team and specialized personnel.

The Consolidated Company's success depends on the experience, skill, and continued service of its founders, officers, directors, key employees, and specialized technical personnel. The loss of key personnel due to resignation, disability, death, competing opportunities, immigration constraints, conflict, or other reasons could impair research and development, fundraising, operations, customer relationships, technical execution, and commercialization.

The Consolidated Company also needs to attract and retain specialized engineers, scientists, technicians, operators, commercial personnel, finance personnel, and managers with expertise in thermal systems, mechanical engineering, power systems, controls, manufacturing, industrial operations, and regulatory compliance. Competition for such personnel can be intense, and the Consolidated Company may not be able to recruit or retain qualified personnel on acceptable terms.

The Company may not maintain key-person insurance. If key personnel become unavailable, the Consolidated Company may not receive any insurance proceeds or other compensation to offset the disruption.

Our Chief Executive Officer and largest stockholder will serve as Lead Investor for the SPV, which creates potential conflicts of interest. Investors in this Offering will purchase interests in one or more special purpose vehicles, or SPVs, that will invest in a SAFE issued by Airthium Inc. The SPV may have voting, consent, amendment, waiver, information, enforcement, or other rights with respect to the SAFE or any securities issued upon conversion of the SAFE. The Lead Investor may be authorized to exercise certain rights, make certain voting or consent decisions, or otherwise act on behalf of investors with respect to the SPV's investment in Airthium Inc.
Andrei Klochko, Airthium Inc.'s Chief Executive Officer and largest stockholder, is expected to serve as Lead Investor. This creates actual and potential conflicts of interest. As Chief Executive Officer and a significant stockholder of Airthium Inc., Mr. Klochko has duties, incentives, and economic interests that may favor Airthium Inc., its existing stockholders, its management, or its future financing prospects. As Lead Investor, Mr. Klochko may be asked to act on behalf of investors in the SPV. These interests may conflict.
For example, Mr. Klochko may be asked to make or influence decisions regarding amendments, waivers, consents, financing terms, conversion mechanics, information rights, enforcement of rights under the SAFE, approval of corporate transactions, treatment of the SPV in a future financing, or other matters where Airthium Inc. and its existing stockholders may have interests that differ from those of investors in the SPV. Mr. Klochko may also possess information about Airthium Inc. that is not available to investors and may be subject to duties of confidentiality or other obligations that limit what he can disclose or how he can act. In addition, because Mr. Klochko controls or significantly influences Airthium Inc., he may be involved in decisions on both sides of a transaction or consent involving Airthium Inc. and the SPV.
As a result, the Lead Investor may make decisions, or decline to take actions, that favor Airthium Inc., its existing stockholders, or Mr. Klochko's interests over the interests of investors in the SPV. Investors should not expect the Lead Investor to be independent of Airthium Inc. or its management. Any such conflicts could result in decisions that are adverse to investors, including decisions that reduce, delay, limit, waive, or fail to enforce rights that the SPV or investors might otherwise have. Investors may have limited ability to challenge those decisions, replace the Lead Investor, or obtain a different outcome

The Company depends on its French Subsidiary.
The Company is a Delaware parent company and issuer in this offering. Airthium SAS is the Company's French operating subsidiary and conducts operating, R&D, employee, facility, equipment, asset, lease, and other business activities in France as part of the consolidated business. Airthium SAS is not an issuer or co-issuer in this offering, and investors in this offering will acquire securities of Airthium Inc., not securities of Airthium SAS.
Because significant parts of the consolidated business are conducted through Airthium SAS, investors in the Company are indirectly dependent on the operations, financial condition, legal compliance, contracts, assets, personnel, facilities, and continued functioning of Airthium SAS. Adverse developments affecting Airthium SAS, including regulatory issues, labor matters, tax matters, financing constraints, lease obligations, contractual disputes, government funding disputes, operational interruptions, or insolvency proceedings in France, could materially harm the Company's business, financial condition, results of operations, prospects, and the value of the securities offered in this offering.

The parent-subsidiary structure may also create additional complexity regarding intercompany arrangements, intellectual property ownership or licensing, tax treatment, transfer pricing, governance, cash management, financial reporting, operational control, and the timing, amount, and legal form of any funding or economic value transferred between Airthium Inc. and Airthium SAS. Any inability to manage these matters effectively, or any restriction on the Company's ability to fund, control, receive value from, or otherwise coordinate with Airthium SAS, could materially and adversely affect the Company.The Company is a Delaware holding company with limited direct operations. Much of the Consolidated Company's research and development, personnel, facilities, equipment, physical assets, leases, and operating activities are currently located in France through the Subsidiary.
Investors in the Company are therefore dependent on the operations, financial condition, legal compliance, contracts, assets, personnel, and continued functioning of the Subsidiary. Adverse developments affecting the Subsidiary, including regulatory issues, labor matters, tax matters, financing constraints, lease obligations, contractual disputes, government funding disputes, operational interruptions, or insolvency proceedings in France, could materially harm the Company and the value of the securities offered in this offering.
The subsidiary structure may create additional complexity regarding intercompany arrangements, intellectual property ownership, tax treatment, transfer pricing, governance, cash management, financial reporting, and operational control.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: In case we hit the minimum funding goal of $50k, we plan to spend approximately:
- 22% on payroll taxes, or $11k
- 21% on net payroll, or $10.5k
- 19% on repayment of indebtedness, which may include founder loans, or $9.5k

- 19% on R and D expenses other than patents, or $9.5k
- 9% on general and administrative expenses (legal, finance, accounting, software and office subscriptions, etc), or $4.5k
- 5% on patent protection, or $2.5k.
- 5% Wefunder fee, or $2.5k

If we raise: $1,000,000

Use of Proceeds: In case we hit the maximum funding goal of $1M, we plan to spend approximately:
- 23% on payroll taxes, or $230k
- 22% on payroll, or $220k
- 18% on R and D (mostly manufacturing and testing prototypes), or $180k
- 16% on repayment of indebtedness, including potential repayment of founder loans, or $160k
- 8% on general and administrative expenses (legal, finance, accounting, software and office subscriptions, etc), or $80k
- 8% on office and prototyping space rent, or $80k
- 5% on Wefunder fee, or $50k

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

the total value of the Investor's investment, divided by

the price of **Preferred Stock** issued to new Investors

if the valuation for the company is more than **$25,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of

the Valuation Cap divided by

the total amount of the Company's capitalization at that time.

For investors up to the first **$300,000.00** of the securities, investors will receive a valuation cap of **$21,000,000.00** Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

Includes all shares of Capital Stock issued and outstanding;

Includes all Converting Securities;

Includes all (i) issued and outstanding Options and (ii) Promised Options; and

Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Stock.

VIP Bonus

Airthium Inc. will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities

securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	10000000	8773585	✓

Class of Security	Total Pool	Issued
Warrants	None	
Options	1020889	

Describe any other rights:

The Company also has outstanding SAFEs. As of December 31, 2025, the Company had entered into 33 SAFE agreements, which are described in Note 10 to the consolidated financial statements included as Appendix C to this Form C. After December 31, 2025, the Company entered into one additional SAFE, dated May 14, 2026, in the purchase amount of $3,500, with a post-money valuation cap of $21,000,000. The SAFEs remain outstanding unless and until converted, paid, or terminated according to their terms.
The Company has not yet authorized Preferred Stock, which investors in the SAFE (if converted) will receive. Preferred stock has liquidation preference over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

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23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the

success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $51,096.00
Interest rate: 2.25% per annum
Maturity date: 8/31/2026
On August 16, 2020, Airthium SAS, the Company's wholly owned French subsidiary (the "Subsidiary"), entered into a French government-guaranteed "Prêt Garanti par l'État – Soutien Innovation" loan agreement with Bpifrance Financement in the original principal amount of €350,000 (approximately $408,765 based on an exchange rate of 1.1679 EUR/USD). The financing was obtained as part of French COVID-19 business support programs intended to provide liquidity to innovative companies affected by the COVID-19 pandemic. The loan was originally structured as a one-year facility bearing interest at 1.75% per annum, including a French State guarantee premium, with repayment due following an initial one-year deferral period. Under the original loan agreement, the French State guaranteed 90% of the outstanding balance through the French national COVID-19 guarantee program. On May 6, 2021, the Subsidiary entered into an amendment agreement extending repayment over a five-year period and electing an amortization option permitted under the original loan agreement. Pursuant to the amendment, the loan bears interest at a fixed annual rate of 2.25%, including the State guarantee premium. Under the amended repayment terms, the Subsidiary completed an additional one-year principal deferral period ending August 31, 2022 during which only quarterly interest payments were due. Thereafter, the loan amortizes through 16 equal quarterly principal payments of €21,875 plus accrued interest from November 30, 2022 through August 31, 2026. Scheduled quarterly payments range from approximately €23,843.75 at the beginning of the amortization period to approximately €21,998.05 at maturity. The loan agreement contains customary representations, reporting obligations, sanctions compliance provisions, anti-corruption provisions, change-of-control provisions, and events of default. Events of default include payment defaults, unauthorized transfers of equity interests, mergers, insolvency proceedings, material adverse legal or financial events, breaches of covenants, and certain changes in ownership or control of the Subsidiary. Upon an event of default, Bpifrance may accelerate repayment obligations and declare all outstanding amounts immediately due and payable. Default interest accrues at the contractual rate plus an additional 3% per annum. The loan agreement also permits prepayment subject to notice requirements and prepayment penalties equal to 5% of principal repaid during the deferral period and 3% thereafter. The Company believes the loan is unsecured other than the French State guarantee described above. The Company and the Subsidiary were not in default under the loan agreement as of May 29, 2026. As of May 29, 2026, approximately €43,750 (approximately $51,095.63) remained outstanding under the loan.

Loan
Amount: $583,950.00
Interest rate: 6.62% per annum
Maturity date: 9/30/2032
On August 2, 2024, Airthium SAS, the Company's wholly owned French subsidiary (the "Subsidiary"), entered into a "Prêt Amorçage Investissement" financing agreement with Bpifrance in the original principal amount of €500,000 (approximately $583,950 based on an exchange rate of 1.1679 EUR/USD). The financing was obtained for the purpose of strengthening the Subsidiary's financial structure and operations. The loan bears interest at a fixed annual rate of 6.62% and has an eight-year term. Under the terms of the financing, repayment of principal is deferred for an initial three-year period consisting of 12 quarterly interest-only payments from December 31, 2024 through September 30, 2027. During this period, quarterly interest payments are approximately €8,275. Following the interest-only period, the loan amortizes over five years through 20 equal quarterly principal payments of €25,000 plus accrued interest from December 31, 2027 through September 30, 2032. Scheduled quarterly payments during the amortization period range from approximately €33,275 at the beginning of amortization to approximately €25,413.75 at final maturity. The financing benefits from (i) a 10% guarantee under the French National Guarantee Fund for "Prêt d'Amorçage Investissement" financings and (ii) a 70% guarantee support arrangement provided through the European Investment Fund ("EIF") under the InvestEU Sustainability program. As additional security for the financing, the Subsidiary granted Bpifrance a security interest over a €25,000 cash reserve retained from the loan proceeds. The pledged cash reserve accrues interest and is expected to be returned to the Subsidiary at maturity in the absence of payment defaults or other events of default. The financing was conditioned upon the completion of at least €1.8 million of equity financing by the Subsidiary's shareholders and the acceptance of key-person insurance coverage on the life of the Subsidiary's president in the insured amount of €500,000. The loan agreement contains customary representations, reporting obligations, sanctions compliance provisions, anti-corruption provisions, change-of-control provisions, and events of default. Events of default include payment defaults, unauthorized transfers of equity interests, mergers, insolvency proceedings, breaches of insurance obligations, material adverse legal or financial events, and breaches of covenants or eligibility requirements associated with the InvestEU guarantee program. Upon an event of default, Bpifrance may accelerate repayment obligations and declare all outstanding amounts immediately due and payable. Default interest accrues at the contractual rate plus an additional 3% per annum. The agreement also includes extensive compliance undertakings associated with European Union sustainability and eligibility rules applicable to the InvestEU program, including restrictions relating to certain prohibited industries and activities. The Company believes the loan is otherwise unsecured apart from the pledged cash collateral reserve described above. The Company and the Subsidiary were not in default under the loan agreement as of May 29, 2026. As of May 29, 2026, approximately €500,000 (approximately $583,950) remained outstanding under the loan.

Loan
Amount: $428,927.00
Interest rate: 5.98% per annum

Maturity date: 9/5/2028

On August 6, 2024, Airthium SAS, the Company's wholly owned French subsidiary (the "Subsidiary"), entered into a term loan agreement with Caisse d'Épargne Rhône-Alpes ("CERA") in the original principal amount of €600,000 (approximately $700,740 based on an exchange rate of 1.1679 EUR/USD). The loan was obtained to finance the Subsidiary's working capital requirements in co-financing with Société Générale and Bpifrance. The loan bears interest at a fixed annual rate of 5.98%. The financing has a 48-month term with final maturity on September 5, 2028 and is repaid in monthly installments of approximately €14,194.52, including principal, interest, and approximately €109 per month of ancillary charges related to key-person insurance coverage on the Subsidiary's president. The Subsidiary paid approximately €3,000 in origination fees, approximately €10,449 in guarantee-related fees, and obtained Bpifrance guarantee coverage for 70% of the outstanding balance of the loan. The loan is secured by a first-ranking pledge (nantissement de fonds de commerce) over substantially the same business assets and goodwill pledged to Société Générale, including the Subsidiary's trade name, customer relationships, business assets and equipment, and related commercial lease rights associated with the Subsidiary's operations in Villebon-sur-Yvette, France. Pursuant to an equal-ranking intercreditor agreement among CERA, Société Générale, and the Subsidiary, the collateral securing the CERA loan and the related Société Générale loan ranks equally between the lenders, with enforcement proceeds shared proportionally based on each lender's outstanding claims. The loan agreement contains customary reporting obligations, collateral maintenance obligations, negative covenants, cross-default provisions, and change-of-control provisions. Events of default include payment defaults, insolvency proceedings, unauthorized dispositions of collateral, defaults under other indebtedness, certain changes in ownership or control of the Subsidiary, and breaches of representations or covenants. Upon an event of default, CERA may accelerate repayment obligations and declare all outstanding amounts immediately due and payable. Default interest accrues at the contractual rate plus an additional 3% per annum. As of May 29, 2026, approximately €367,263.12 (approximately $428,926.60) remained outstanding under the loan. The Company and the Subsidiary were not in default under the loan agreement as of such date.

Loan

Amount: $450,340.00

Interest rate: 3.8% per annum

Maturity date: 11/5/2028

On August 1, 2024, Airthium SAS, the Company's wholly owned French subsidiary (the "Subsidiary"), entered into a fixed-rate term loan agreement with Société Générale in the original principal amount of €600,000 (approximately $700,740 based on an exchange rate of 1.1679 EUR/USD). The loan was obtained to support the Subsidiary's working capital requirements. The bank loan bears interest at a fixed annual rate of 3.8%. Loan proceeds were disbursed on October 29, 2024. The financing has a 48-month term with final maturity on November 5, 2028 and is repaid in monthly installments of approximately €13,493.84, inclusive of principal and interest. The Subsidiary paid approximately €3,000 in origination fees and approximately €9,666 in Bpifrance guarantee fees in connection with the financing. The loan is partially guaranteed by Bpifrance Financement for up to 70% of the outstanding balance. The loan is secured by a first-ranking pledge (nantissement de fonds de commerce) over the Subsidiary's business assets and goodwill, including its trade name, customer relationships, business assets and equipment, and related commercial lease rights associated with the Subsidiary's operations in Villebon-sur-Yvette, France. Pursuant to an equal-ranking intercreditor agreement entered into among Société Générale, Caisse d'Épargne Rhône-Alpes ("CERA"), and the Subsidiary, the collateral securing the Société Générale loan and the related CERA loan ranks pari passu between the two lenders. Under that agreement, proceeds from enforcement of the shared collateral are to be distributed proportionally between the lenders based on their respective claims, including principal, interest, fees, and related amounts. The loan agreement contains customary representations, reporting obligations, negative pledge provisions, cross-default provisions, and change-of-control provisions. Events of default include payment defaults, insolvency proceedings, unauthorized transfers of collateral, certain changes in ownership or control of the Subsidiary, defaults under other indebtedness, and material inaccuracies in representations made to the lender. Upon an event of default, Société Générale may accelerate repayment obligations and declare all outstanding amounts immediately due and payable. Default interest accrues at the contractual interest rate plus an additional 4% per annum. As of May 29, 2026, approximately €385,598.41 (approximately $450,340.38) remained outstanding under the loan. The Company and the Subsidiary were not in default under the loan agreement as of such date.

Loan

Lender: Andrei Klochko

Amount: $7,227.00

On July 24, 2017, Andrei Klochko, the President of Airthium SAS, the Company's wholly owned French subsidiary (the "Subsidiary"), advanced €10,000 to the Subsidiary through a related-party current-account advance arrangement (compte courant de président non associé) recognized under French commercial practice and corporate law. Under French law, certain corporate officers and affiliates may provide funds to a company through a "compte courant" arrangement, which is generally recorded as indebtedness of the company to the advancing party. Although Mr. Klochko is not a direct shareholder of the Subsidiary, he is authorized to maintain such an advance in his capacity as President of the Subsidiary. The advance is unsecured, bears no interest, and has no fixed maturity date. In the absence of contractual subordination or repayment restrictions, amounts outstanding under a compte courant arrangement may generally be repayable upon demand by the creditor, subject to applicable French insolvency and corporate law limitations. The Company may use a portion of the proceeds from this offering to repay all or a portion of the outstanding principal amount of this loan. Management currently expects that, if sufficient capital is raised and the Company's liquidity position permits, repayment of this loan may occur during, or following the completion of this offering. However, no specific repayment schedule has been established, and the timing and amount of any repayment will depend on the Company's financial condition, capital requirements, and operational needs. The Subsidiary has made several discretionary repayments over time. As of May 29, 2026, approximately €6,188.22 (approximately $7,227.22 based on an exchange rate of 1.1679 EUR/USD) remained outstanding under the advance.

Related party

Name: Andrei Klochko

Relationship: CEO of the Company and President of the Subsidiary

Amount: $7,227.00

Loan

Lender: Franck Lahaye

Amount: $27,000.00

On April 20, 2026 and April 29, 2026, respectively, Franck Lahaye, a shareholder, cofounder, director, and Chief Operating Officer of the Company, loaned an aggregate of $27,000 to the Company for working capital and general corporate purposes, consisting of advances of $15,000 and $12,000. The loans constitute related-party indebtedness of the Company. The loans are unsecured, bear no interest, and have no fixed maturity date. In the absence of contractual repayment restrictions, the outstanding amounts may generally be repayable upon demand by the lender, subject to applicable law. The Company may use a portion of the proceeds from this offering

to repay all or a portion of the outstanding principal amount of this loan. Management currently expects that, if sufficient capital is raised and the Company's liquidity position permits, repayment of this loan may occur during, or following the completion of this offering. However, no specific repayment schedule has been established, and the timing and amount of any repayment will depend on the Company's financial condition, capital requirements, and operational needs. As of May 29, 2026, the full principal amount of $27,000 remained outstanding. The Company was not in default under the arrangements as of such date.

Related party
Name: Franck Lahaye
Relationship: Co-founder, shareholder, director and COO of the Company
Amount: $27,000.00

Loan
Amount: $408,765.00
Maturity date: 9/30/2032
On April 17, 2024, Airthium SAS, the Company's wholly owned French subsidiary (the "Subsidiary"), entered into an "Aide au Développement Deep Tech" innovation financing agreement with Bpifrance in the form of a recoverable advance ("avance récupérable") in the maximum aggregate amount of €350,000 (approximately $408,765 based on an exchange rate of 1.1679 EUR/USD). The financing supported the development of an industrial heat pump technology platform. The financing was granted pursuant to French and European research and innovation aid frameworks and formed part of the French "France 2030" innovation support program. The funded program covered research and development activities associated with the Subsidiary's industrial heat pump systems, including engineering, simulation, prototyping, testing, and related research expenditures. The recoverable advance was structured as an interest-free reimbursement obligation with a contractual minimum repayment obligation of €140,000 regardless of the technical or commercial success of the underlying program. Under the agreement, the Subsidiary is generally obligated to repay the full €350,000 amount pursuant to the contractual repayment schedule, subject to limited adjustment mechanisms in the event of a formally recognized technical or economic failure of the program. The financing was originally scheduled to be repaid through 20 equal quarterly installments of €17,500 beginning March 31, 2027 and ending December 31, 2031. In June 2025, Bpifrance approved an amendment extending the deferral period and modifying the repayment schedule. Under the amended terms, repayment begins on December 31, 2027 and continues through September 30, 2032 through 20 equal quarterly payments of €17,500. The financing was disbursed in two tranches consisting of an initial €210,000 payment upon execution of the agreement and a final €140,000 payment following completion of the funded development program and submission of a final certified expenditure report ("État Récapitulatif des Dépenses Acquittées" or "ERDA/ERD"). The Subsidiary completed the funded program in January 2026, and the final tranche was subsequently disbursed in March 2026. The financing agreement contains extensive reporting, audit, compliance, intellectual property, and change-of-control obligations customary for French public innovation financing programs. The agreement also provides Bpifrance with rights to require immediate repayment or clawback of amounts advanced in certain circumstances, including material breach of contractual obligations, inaccurate reporting, abandonment of the funded program, certain changes in control or legal status of the Subsidiary, noncompliance with applicable tax or social obligations, or misuse of program funds. The agreement further provides that, under certain circumstances involving abandonment or non-exploitation of the funded program, Bpifrance may seek rights relating to the continuation or transfer of the funded development program and associated intellectual property assets. As of May 29, 2026, approximately €350,000 (approximately $408,765) remained outstanding under the recoverable advance. The Company and the Subsidiary were not in default under the agreement as of such date.

Loan
Amount: $503,762.00
Interest rate: 5.11% per annum
On April 10, 2025, Airthium SAS, the Company's wholly owned French subsidiary (the "Subsidiary"), entered into a funding agreement with the French public agency ADEME (Agence de l'Environnement et de la Maîtrise de l'Énergie) under the French "France 2030" program in connection with the DECARBIMPACT project. The agreement provides for aggregate public financial support of up to €3,834,132 (approximately $4,477,883 based on an exchange rate of 1.1679 EUR/USD), consisting of up to €2,875,599 (approximately $3,358,412) in non-repayable grants and up to €958,533 (approximately $1,119,470) in a repayable financial advance ("avance remboursable"). The funded program supports the development, demonstration, validation, and industrialization preparation of the Subsidiary's high-temperature industrial heat pump technology platform, including engineering, prototyping, testing, industrial demonstration activities, research and development operations, and related commercialization preparation activities. Under the agreement, ADEME funding is disbursed in milestone-based tranches over the duration of the funded program, subject to achievement and validation of specified technical, operational, financial, and reporting milestones. The agreement originally contemplated an investment phase of approximately 35 months following notification of the agreement. In March 2026, the Subsidiary requested, and ADEME subsequently approved, an amendment extending the investment phase to 41 months. The repayable financial advance does not constitute a traditional term loan and is subject to conditional repayment obligations tied to commercialization of products and services developed under the funded program. Under the agreement, repayment obligations arise only if both (i) the investment phase of the project has concluded and (ii) qualifying revenue has been generated from covered products or services developed through the funded program. If the contractual commercialization trigger has not occurred within five years following the end of the investment phase, the Subsidiary will be released from repayment obligations relating to the repayable financial advance. If the contractual repayment trigger occurs, the repayable financial advance becomes repayable in three equal annual installments. The amount repayable is calculated such that the discounted present value of repayments equals 100% of the discounted present value of the repayable advance amounts actually disbursed by ADEME, using a contractual discount rate of 5.11%. The agreement contains extensive reporting, audit, compliance, intellectual property, operational, and change-of-control obligations customary for French public innovation financing programs. The agreement also grants ADEME broad rights to suspend funding, terminate the agreement, reduce funding, require repayment of amounts previously disbursed, or accelerate repayment obligations under certain circumstances, including material breach of contractual obligations, failure to satisfy milestones, abandonment or non-exploitation of the funded program, unauthorized transfers of funded project results or intellectual property rights, inaccurate reporting, insolvency proceedings, certain changes in control or legal structure, noncompliance with applicable tax or social obligations, or other specified events. The agreement further provides ADEME with approval rights over certain transfers or external exploitation of project results and associated intellectual property developed under the funded program. On June 16, 2025, the Subsidiary received an initial disbursement under the agreement consisting of approximately €431,340 (approximately $503,762) in grant funding and approximately €143,780 (approximately $167,921) under the repayable financial advance component. Subsequently, on May 21, 2026, the Subsidiary received a second disbursement (the "First Tranche") under the agreement consisting of approximately €862,680 (approximately $1,007,524) in grant funding and approximately €287,560 (approximately $335,841) under the repayable financial advance component. No additional disbursements were received by the Subsidiary as of May 29, 2026. As of May 29, 2026, approximately €431,340 (approximately $503,762) remained outstanding under the repayable financial advance component of the ADEME agreement. The Company and the Subsidiary were not in default under the agreement as of such date.

Loan
Lender: Andrei Klochko
Amount: $7,000.00
Outstanding principal plus interest: $7,000.00 as of 6/9/2026
Current with payments: Yes

Related party
Name: Andrei Klochko
Relationship: Shareholder, CEO and Chairman of the Board of the Company
Amount: $7,000.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
8/2023	Regulation D, Rule 506(c)	SAFE	$10,000	General operations
8/2023	Regulation D, Rule 506(c)	SAFE	$10,000	General operations
9/2023	Regulation D, Rule 506(c)	SAFE	$100,000	General operations
10/2023	Regulation Crowdfunding	SAFE	$1,276,403	General operations
12/2023	Regulation D	SAFE	$3,100,000	General operations
5/2026	Regulation D	SAFE	$3,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Andrei KLOCHKO
Amount Invested: $10,700.00
Transaction type: Other
Issue date: 11/13/2023
Relationship: Co-founder, CEO, Majority shareholder
Co-founder, CEO, major shareholder and technology inventor Andrei KLOCHKO received 10,000€ ($10,700 as of November 13, 2023) in compensation from subsidiary Airthium SAS, for the sale to Airthium Inc. subsidiary Airthium SAS, of his stake of IP in the first patent filed by said subsidiary.

Name: Andrei KLOCHKO
Amount Invested: $10,937.00
Transaction type: Other
Issue date: 11/27/2023
Relationship: Co-founder, CEO, Majority shareholder
Co-founder, CEO, major shareholder and technology inventor Andrei KLOCHKO received 10,000€ ($10,937 as of November 27, 2023) in compensation from subsidiary Airthium SAS, for the sale to Airthium Inc. subsidiary Airthium SAS, of other company-related IP held in his name before the VC raise of December 5, 2023.

Name: Andrei Klochko
Amount Invested: $7,227.00
Transaction type: Loan
Outstanding: Yes
Relationship: CEO of the Company and President of the Subsidiary

Name: Franck Lahaye
Amount Invested: $27,000.00
Transaction type: Loan
Outstanding: Yes
Relationship: Co-founder, shareholder, director and COO of the Company

Name: Airthium SAS Shareholders
Amount Invested: $11,221.00
Transaction type: Priced Round
Issue date: 6/4/2017
Relationship: Airthium SAS became the fully owned subsidiary of Airthium Inc.

Name: Andrei Klochko
Amount Invested: $7,000.00
Transaction type: Loan
Issue date: 4/29/2026
Outstanding principal plus interest: $7,000.00 as of 6/9/2026
Outstanding: Yes
Current with payments: Yes
Relationship: Shareholder, CEO and Chairman of the Board of the Company

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The issuer develops and plans to market high temperature heat pumps to replace or work alongside gas-fired steam boilers in medium to large scale industrial applications (including, but not limited to food/beverage, mining, chemical, paper manufacturing).

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of May 29, 2026, we had cash and cash equivalents of approximately $1,036,346.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $3,822,557 and our current and non-current liabilities, as reflected in available financial statement fields, were $9,876,061.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $677,715.

Based on our current operations, we have a monthly net cash burn of approximately $285,781.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 9 loans and approximately $2,468,067 in aggregate principal obligations. The indebtedness consists of $51,096, $583,950, $428,927, $450,340, $7,227 (related party), $7,000 (related party), $27,000 (related party), $408,765, and $503,762.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $3,830,882. Furthermore, as can be seen in Note 10 of the Financial Statements attached in Appendix C, and Item 25 above, since inception, the Company has issued a total of 33 SAFE agreements as of December 31, 2025, totalling $6,444,189, and one additional SAFE agreement in 2026 for $3,500. Although Item 25 does disclose exempt offerings conducted within the past three years, the Regulation Crowdfunding line for $1,276,403 includes SAFEs that were executed more than 3 years ago, leading to a total that exceeds the above number of $3,830,882, which only includes SAFEs actually executed less than 3 years ago.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

The Consolidated Company's total cash reserves, at the time of this Offering, are low and represent less than 4 months of its average monthly burn. Therefore, there is significant risk that the Company, the Subsidiary, or both, may become bankrupt in the next 12 months. Indeed, the Consolidated Company heavily relies on the present Offering, as well as potential additional investment outside of this Offering, to meet its obligations in the next 12 months. Should such investment activity be delayed, insufficient in volume to sustain the Consolidated Company's burn, or both, then the Consolidated Company may fail to meet said obligations, and the Company, the Subsidiary, or both, may go bankrupt as a result.

Following the date of the most recent financial statements, the Subsidiary hired two additional employees. In 2026, two employees have left the Subsidiary, and two additional employees are expected to leave on July 31, 2026 and August 29, 2026, respectively.

To support its development objectives, the Subsidiary currently plans to hire an additional two to three employees during the remainder of 2026, although no assurance can be given that these hires will occur. The purpose of these planned hires is to increase research and development capacity and improve the Subsidiary's ability to meet its technical milestones, project deadlines, and operational goals.

As a result, management currently expects that the employee departures described above will be substantially offset by new hires. Consequently, the Consolidated Company currently expects a slight increase in overall payroll expense, although actual hiring activity and payroll costs may differ from current expectations.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- Whether or when we hire more people

- A one-time cost (legal, settlement, equipment, etc.)

- Based on the Consolidated Company's current operating plan and cash position, management expects that the Consolidated Company will require additional funding within the next 12 months and may exhaust its available cash resources unless it receives sufficient additional capital, including proceeds from this Offering and/or other sources of financing.

As of the date of this Offering, management estimates that the Consolidated Company's existing cash resources will fund operations for approximately three to four months, based on its current operating plan and assumptions. This estimate is subject to significant uncertainty and depends on a number of factors, including actual operating expenses, hiring decisions, the timing of payments, working capital requirements, and other factors that may differ from management's current expectations. As a result, the actual runway may be shorter or longer than currently estimated.

Accordingly, the Consolidated Company's ability to continue operations, complete its current research and development activities, build and deploy demonstration systems, advance toward commercialization, and ultimately bring products to market depends on obtaining additional funding on a timely basis.

Management currently expects that future funding may need to come from a combination of sources, including: (i) proceeds from this Offering, (ii) additional equity or other investments outside this Offering, (iii) grants, loans, financial advances, or other forms of non-dilutive or debt financing, and (iv) future institutional financing rounds, including a potential Series A financing. Many of these funding sources have not yet been secured, and in certain cases the Company has not yet begun formal application or fundraising processes. As a result, there can be no assurance that any such financing will become available, or that it will be available in sufficient amounts or on acceptable terms.

Management also believes that the Company's ability to obtain future financing may depend in part on achieving technical and operational milestones, including the successful demonstration of its technology. However, there can be no assurance that such milestones will be achieved on the anticipated timeline, or at all, or that their achievement would result in additional financing.

If the Consolidated Company is unable to obtain sufficient funding before its available cash resources are exhausted, it may be required to significantly reduce operations, delay or abandon development programs, sell assets, seek restructuring alternatives, or cease operations entirely.

Investors should consider the Company to be a high-risk venture. The Company operates in the deep-technology hardware sector, which typically requires substantial research and development expenditures, long development timelines, and significant capital investment before commercial revenues, if any, can be generated.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

Since December 31, 2025, there were material changes in our operations and financial condition, including a material increase in revenue caused by the reception of three tranches of public funding, and HR disruption of the R&D department of the Subsidiary. Throughout this Offering documentation, the EUR-denominated balances and amounts as of May 29, 2026 were translated for convenience using the Federal Reserve H.10 exchange rate of 1.1679, corresponding to May 29, 2026, and published on June 1, 2026 on https://www.federalreserve.gov/releases/h10/hist/dat00_eu.htm.

As of May 29, 2026, the Company had $1,036,346.13 of unrestricted cash available for operations. This amount consisted primarily of cash

As of May 29, 2026, the Company had $1,038,346.13 of unrestricted cash available for operations. This amount consisted primarily of cash held by Airthium SAS, the Company's wholly owned French subsidiary. Approximately €844,059 of such cash was denominated in euros and was translated into U.S. dollars using an exchange rate of 1.1679 USD/EUR. As a result, the reported U.S.-dollar value of the Company's cash position is subject to fluctuations in foreign currency exchange rates. Furthermore, this amount excludes approximately €137,260 ($160,306) of restricted cash securing the lease obligations of the Company's wholly owned subsidiary, Airthium SAS. Consistent with the Company's audited financial statements, such restricted cash is not available for general operating use.

The medium-term ability of Airthium Inc. (the "Company") and its Subsidiary Airthium SAS (the "Subsidiary"), together the "Consolidated Company", of meeting their respective obligations as they come due in the following months, was significantly helped by the reception, on May 21, 2026, by the Subsidiary of a $1.343M (1.15 M€) tranche (the "First Tranche") from a government support program, administered by the French public agency "ADEME". The First Tranche consists of a $1.007M (863 k€) grant and a $335k (287 k€) financial advance. The original support program contract was signed April 10, 2025, for an overall program support amount of $4.477M (3.834M€). The program is divided into several tranches that must be completed before funding for a new tranche is released. The First Tranche has been released to the Subsidiary by ADEME, following completion by the Subsidiary of work on the first program tranche.

Separately from the ADEME program, on March 12, 2026, the Subsidiary received a $164k (140 k€) financial advance and $70k (60 k€) grant from the French public sector investment bank BPI ("Banque Publique d'Investissement"). This combined grant and financial advance represented the second and final tranche of a support program called "ADD" ("Aide au Développement Deeptech"), which was awarded to the Subsidiary in 2024 by BPI (the "ADD Second Tranche"). The Subsidiary already received a first tranche containing a $245k (210 k€) financial advance and a $105k (90 k€) grant in 2024.

Furthermore, on May 6, 2026, the Subsidiary received the final significant installment of $117k (100 k€) on its French research tax credit ("Crédit d'Impôt Recherche" or "CIR"), owed by the French government for the year ended December 31, 2025. The associated 2025 CIR legal documentation submitted by the Subsidiary was formally approved by the French tax administration on April 22, 2026.

Neither the ADEME First Tranche, the ADD Second Tranche nor the final CIR installment were included in the monthly burn calculation.

Since the date of the most recent financial statements, the Subsidiary has experienced research and development team disruption, including the departure of one research scientist effective April 30, 2026, the scheduled departure of the head of mechanical engineering (with the termination agreement signed on April 10, 2026 and planned for July 31, 2026), the scheduled departure of another research scientist (with resignation received on May 29, 2026 and effective August 29, 2026), the death of one research scientist on May 9, 2026, and three temporary employee leaves. Since the date of the most recent financial statements, the Subsidiary has hired one new research scientist and one scientific team manager. It is also seeking additional hires. However, there can be no assurance that hiring or training will offset the loss of in-house experience or avoid delays in research and development milestones..

Impact of This Offering

We currently expect to use proceeds approximately as detailed in Item 10 of this Form C, although actual allocations may vary depending on technical progress, project milestones, hiring needs, contractor quotes, financing conditions, and other internal and external factors presently unknown or insufficiently known to management. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Franck Lahaye, certify that:

(1) the financial statements of Airthium Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Airthium Inc. included in this Form reflects accurately the information reported on the tax return for Airthium Inc. filed for the most recently completed fiscal year.

Franck Lahaye

Franck Lahaye
COO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should generally be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://airthium.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrei Klochko
- Franck Lahaye

Appendix E: Supporting Documents

- ttw_merged_comms

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
SPV Subscription Agreement - Early Bird
Early Bird SAFE (Simple Agreement for Future Equity)
SPV Subscription Agreement
SAFE (Simple Agreement for Future Equity)
Appendix C: Financial Statements
Financials 1
Appendix D: Director & Officer Work History
Andrei Klochko
Franck Lahaye
Appendix E: Supporting Documents
ttw_merged_comms

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby

the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

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We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Airthium Inc.

By

Franck Lahaye

Co-Founder, COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Andrei Klochko

Co-Founder, CEO & CSO
6/10/2026

Franck Lahaye

Co-Founder, COO
6/10/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.